UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-24975
EMDEON CORPORATION
(Exact name of registrant as specified in its charter)
669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361 (201) 703-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in Emdeon Corporation Stock Fund of Emdeon Practice Services, Inc. 401(k)
Profit Sharing Plan (formerly known as Medical Manager 401(k) Profit Sharing Plan)*
(Title of each class of securities covered by this Form)
Common Stock
1.75% Convertible Subordinated Notes Due 2023
3 1/8% Convertible Notes Due 2025
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 224*
*No new contributions or exchanges into the Emdeon Corporation Stock Fund of the above-referenced plan will be made by plan participants after December 30, 2005.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Emdeon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMDEON CORPORATION
Date: December 30, 2005	By:	/s/ Lewis H. Leicher
		Name:	Lewis H. Leicher
		Title:	Senior Vice President